EXHIBIT 2.4

                           ADDENDUM TO
                   REAL ESTATE PURCHASE AGREEMENT

This Addendum is made this 30th day of May, 2001, between AMCON DISTRIBUTING COMPANY, a Delaware corporation ("Purchaser") and ROBERT
J. LANSING and MARCIA S. LANSING, husband and wife (collectively "Seller"). On February 8, 2001, Buyer and Seller entered into a Real Estate Purchase Agreement (the "Agreement").

This Addendum Agreement is hereby amended, effective May 1, 2000, as follows:

   1. Section 3 of the Agreement is amended and restated in its entirety to read as follows:

      3. PURCHASE PRICE. The purchase price for the Property shall be an amount equal to Six Million Five Hundred Thousand Dollars
($6,500,000) ("Purchase Price ), which shall be payable as follows:

          (a) An amount equal to Six Million Four Hundred Thousand Dollars($6,400,000) shall be due and payable at the closing, plus or minus prorations, as hereinafter provided.

          (b) An amount equal to One Hundred Thousand Dollars ($100,000), to be held in escrow by Adams County Abstract & Title Co., shall be due and payable upon completion of all construction, including but not limited to, construction of the lunchroom, bathroom, transportation office, room around the compressors, concrete, ventilation system and striping the parking lot, subject to inspection and approval by Purchaser in its sole discretion; provided that such amount shall be reduced by any payments made by Purchaser after the date of closing relating to such construction.

   2. The first sentence of Section 5 of the Agreement is amended to read as follows:

      5. CONDITIONS PRECEDENT. Purchaser's obligation to purchase the Property is contingent on the satisfaction, in Purchaser's sole discretion, or waiver by Purchaser of the following conditions
("Conditions Precedent") by not later than June 1, 2001:

   3. A new paragraph (j) is added to Section 5 of the Agreement which reads as follows:

         (j) Purchaser shall have received from Conveyor Craft, Inc., For Your Convenience, Pick-to-Light, Continental Sprinkler and St. Onge Company certification that the entire purchase price for the purchase and installation of the rack, track and associated computerization equipment has been paid in full.

   4. The second-to-last paragraph of Section 5 of the Agreement is amended to read as follows:

    Purchaser and Seller agree to use best efforts in order to satisfy each of the conditions to be satisfied by them as set forth above. In the event any of the Conditions Precedent are not satisfied, approved or waived by Purchaser, in its sole discretion, by Closing, Purchaser may terminate this Agreement, in which event the parties shall be released from further liability except as otherwise provided herein. Purchaser's failure to terminate this Agreement as provided in this
Section 5 shall constitute a waiver of any Conditions Precedent not otherwise met or satisfied.

   5. Section 8(a) of the Agreement is amended and restated in its entirety to read as follows:

      8.  CLOSING.

          (a)Time. Closing shall take place on the same date as, and will be contingent on, the closing of the Asset Purchase Transaction; provided that all Conditions Precedent contained in this Agreement have been satisfied in Purchaser's sole discretion or waived by Purchaser. Absent a default by Seller under this Agreement, or Purchaser's termination of the Agreement pursuant to a right of termination provided to Purchaser under this Agreement, this Agreement shall terminate upon the failure of the closing to occur on or before June 1, 2001.

   6. Section 12(a) of the Agreement is amended and restated in its entirety to read as follows:

      12.  INDEMNIFICATION.

           (a)Seller agrees to indemnify and hold Purchaser and its nominees, permitted successors, assigns, parent company (if any), officers, directors, partners, agents and employees, harmless of and from any and all liabilities, claims, causes of action, penalties, demands and expenses, of any kind or nature whatsoever (except those items which by this Agreement specifically become the obligation of Purchaser) to the extent arising out of, resulting from, relating to, or incident to the Property prior to and including the date of closing or which are in any way related to the ownership, maintenance or operation of the Property prior to the closing, and all expenses related thereto, including, without limitation, court costs and attorneys' fees. Additionally, but not in lieu of Seller's affirmative undertakings set forth in this Section 12, Seller hereby indemnifies and agrees to defend and hold harmless Purchaser and its respective nominees, permitted successors, assigns, parent company (if any), officers, directors, partners, agents and employees, from and against any and all debts, liens, claims, causes of action, administrative orders and notices, costs (including, without limitation, response and/or remedial costs), personal injuries, losses, damages, liabilities, demands, interest, fines, penalties and expenses, including reasonable attorneys' fees and expenses, consultants' fees and expenses, court costs and all other out-of-pocket expenses, suffered or incurred by Purchaser and/or its grantees
(a) as a result of the breach of Seller's representations and warranties contained herein, (b) to the extent arising as the result of Seller's discussions with other parties interested in the Property, or (c) as a result of any water run-off from the Property due to any conditions existing at the time of Closing, provided that Seller is given 30 days in which to remedy the water run-off problem prior to Buyer incurring any expense unless such right to remedy is impracticable under the circumstances.

   7. Purchaser hereby represents that the conditions precedent in Sections 5(c), (d), (e) and (f) of the Agreement have been satisfied or waived as of the date hereof.

   8. Purchaser hereby waives its right to inspect and approve the Property pursuant to Section 5(i) of the Agreement so long as the Property is in substantially the same condition as it was on April 30, 2001.

   9. Except as set forth in this Addendum, the terms and conditions set forth in the Agreement shall remain in full force and effect.

                    [Signatures on following page]


IN WITNESS WHEREOF, the parties hereto have executed this Addendum and caused the same to be duly delivered on their behalf on the day and year first written above.

                                      PURCHASER:
                                      AMCON DISTRIBUTING COMPANY

                                      By: Kathleen M. Evans
                                        ----------------------------
                                        Kathleen M. Evans, President

                                      SELLER:


                                      By: Robert J. Lansing
                                        ---------------------------
                                        Robert J. Lansing


                                      By: Marcia S. Lansing
                                        ---------------------------
                                        Marcia S. Lansing